VLISO Inc.

ANNUAL REPORT

VLISO Inc.
2035 Sunset Lake RoadSuite B-2
Newark, DE 19703
http://chow420.com

This Annual Report is dated May 11, 2020.

<center>BUSINESS</center>

Chow is the one-stop shop for everything CBD. We are fine tuning the billion dollar Cbd/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and online Marketplace.

CBD is a fairly new industry with relatively narrow regulatory oversight and because of this, there are lots of low-grade products in the market. Customers care about what they take-in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the cbd products they can trust in-person (at a Chow420 dispensary) or by the click of a button (online marketplace) for delivery. Due to the farm bill passed in December of 2018 CBD/hemp, the industry projected to reach $20 billion by 2022 - Yahoo Finance (https://finance.yahoo.com/news/why-farm-billcould-2019-183841407.html).

Previous Offerings

Between December 27, 2019 and April 3, 2020, we sold 115,009 shares of Common Stock in exchange for $0.63 per share under Regulation Crowdfunding.

> Name: Common Stock
> Type of security sold: Equity
> Final amount sold: $44.00
> Number of Securities Sold: 4,400,000
> Use of proceeds: Founders shares at incorporation - David Obasiolu
> Date: July 31, 2017
> Offering exemption relied upon: Section 4(a)(2)

> Name: Common Stock
> Type of security sold: Equity
> Final amount sold: $36.00
> Number of Securities Sold: 3,600,000
> Use of proceeds: Founders shares at incorporation - Zachary Obasiolu
> Date: July 31, 2017
> Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $30,128.00
Number of Securities Sold: 70,000
Use of proceeds: Research and Development
Date: August 31, 2017
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Circumstances which led to the performance of financial statements:

From 2017 to 2018, we carried out extensive research and development, built and designed our product and structured the business for success. We raised funds internally (personally and from friends/family) to build our first prototype that enabled us to partner with a manufacturer to make our automated stores moving forward. In 2019 we launched our first prototype BETA machine at different locations in NY in the form of pop up shops.

Historical results and cash flows:

Historical results and what investors should expect in future will be totally different. For the past 2 years, we solely focused on research and development of our technologies and studying the CBD market as well as waiting for the farm bill that legalized CBD. (Passed by Congress on Dec 12, 2018)
Secondly, we now live in a post corona pandemic world where automated forms of retail will be more prevalent and accepted than ever before.
Thirdly, In a post pandemic world, Anxiety and germophobia will be the two main problems for most people. Chow solves these two problems with our zero-contact automated CBD stores.

Liquidity and Capital Resources

All business activities have been self funded and funded from friends and family. Now we've been able to raise $107,000 to allow us to grow online. The online marketplace is now a need for CBD businesses during the corona virus outbreak.

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Obasiolu

David Obasiolu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

> Position: Board Member, CEO
> Dates of Service: July 01, 2019 - Present
> Responsibilities: Acting CEO and CTO, responsible for short and long term strategy, as well as technology innovations. Creating and implementing the company's vision and mission. Assessing risks to the company and ensuring they are monitored and minimized. Setting strategic goals and making sure they are measurable and describable

Other business experience in the past three years:

> Employer: Independent Software and Info-Security Consultant
> Title: Software Engineer and Security Consultant
> Dates of Service: March 16, 2016 - September 01, 2019
> Responsibilities: Builds and automates security systems and processes for industry leaders in power, finance and healthcare

Name: Zachary Obasiolu

Zachary Obasiolu's current primary role is with the Issuer.

> Positions and offices currently held with the issuer:
> Position: Head of Marketing and Growth (Chief Marketing Officer)

Dates of Service: July 01, 2018 - Present
Responsibilities: responsible for facilitating growth, sales and marketing
strategy, revenue generation, cost reduction, and risk mitigation

Other business experience in the past three years:

Employer: Obasiolu dev
Title: CEO
Dates of Service: January 20, 2016 - August 01, 2019
Responsibilities: Overall Strategy, growth and marketing

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	David Obasiolu	4,435,000 shares		55.0%
Common Stock	Zachary Obasiolu	3,635,000 shares		45.0%

RELATED PARTY TRANSACTIONS

The Company does not have any related party transactions.

OUR SECURITIES

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,698,412 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

one vote per share

Material Rights

Transfer Restrictions

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not Transfer (as such term is defined below) any shares of the corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion.

"Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. "Constructive Sale" shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include:(a) the name of the stockholder;

(b) the proposed transferee; (c) the number of shares of the Transfer of which approval is thereby requested; and

(d) the purchase price (if any) of the shares proposed for Transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

VLISO Inc.

By   /s/ David Obasiolu
_____

     Name   David Obasiolu
     :

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, David Obasiolu, Principal Executive Officer of VLISO Inc., hereby certify that the financial statements of VLISO Inc. included in this Report are true and complete in all material respects.

 David Obasiolu
Principal Executive Officer

VLISO, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Vliso, Inc.
Newark, Delaware

We have reviewed the accompanying financial statements of Vliso, Inc dba Chow420. (the "Company"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 16, 2020
Los Angeles, California

VLISO, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2019	2018
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash, cash equivalents & restricted cash	$ 400	$ 2,765
Notes receivable	-	-
Total current assets	**400**	**2,765**
Property and equipment, net	1,194	-
Total assets	$ **1,594**	$ **2,765**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Non Current Liabilities:		
Shareholder loan	30,000	30,000
Total liabilities	**30,000**	**30,000**
STOCKHOLDERS' EQUITY		
Common Stock	80	80
Additional Paid in Capital	7,579	7,579
Equity issuance costs	-	-
Retained earnings/(Accumulated Deficit)	(36,065)	(34,894)
Total stockholders' equity	**(28,406)**	**(27,235)**
Total liabilities and stockholders' equity	$ **1,594**	$ **2,765**

See accompanying notes to financial statements.

VLISO, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	23,176	$	3,877
Cost of goods sold		6,243		1,025
Gross profit		16,933		2,852
Operating expenses				
General and administrative		12,520		2,588
Sales and marketing		4,249		6,450
Research and development		1,335		9,840
Total operating expenses		18,105		18,878
Operating income/(loss)		(1,171)		(16,027)
Other Income		-		2,000
Income/(Loss) before provision for income taxes		(1,171)		(14,027)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(1,171)	$	(14,027)

See accompanying notes to financial statements.

VLISO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2017	**8,000,000**	$ **80**	$ **128**	$ **(20,867)**	$ **(20,659)**
Contribution	-	-	7,451	-	-
Net income/(loss)	-	-	-	(14,027)	(14,027)
Issuance of shares	-	-	-	-	-
Balance—December 31, 2018	**8,000,000**	$ **80**	$ **7,579**	$ **(34,894)**	**(34,686)**
Net income/(loss)	-	-	-	(1,171)	(1,171)
Balance—December 31, 2019	**8,000,000**	$ **80**	$ **7,579**	$ **(36,065)**	$ **(35,857)**

See accompanying notes to financial statements.

VLISO, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,171)	$ (14,027)
Depreciation	20	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Notes receivable	-	8,001
Net cash provided/(used) by operating activities	**(1,151)**	**(6,026)**
CASH FLOW FROM INVESTING ACTIVITIES		
Fixed asset purchase	**(1,214)**	**-**
Net cash provided/(used) by investing activities	**(1,214)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder loan	-	-
Contribution	-	7,451
Proceeds from issuance of common shares	-	-
Net cash provided/(used) by financing activities	**-**	**7,451**
Change in cash	(2,365)	1,425
Cash, cash equivalents, and restricted cash—beginning of year	2,765	1,340
Cash, cash equivalents, and restricted cash—end of year	**$ 400**	**$ 2,765**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Vliso Inc., dba Chow420 was formed on July 17, 2017 ("Inception") in the State of Delaware. The financial statements of Vliso Inc., dba Chow420 (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

Chow is the one-stop shop for everything CBD. We are fine tuning the billion dollar Cbd/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and e-commerce. As a fairly new industry with relatively narrow regulatory oversight there are lots of low-grade products in the market. Customers care about what they take-in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the cbd products they can trust in-person (at the Pod) or by the click of a button (on Mobile) for delivery.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts.

Income Taxes

Vliso, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Revenue Recognition

The Company will recognize revenues from cbd/hemp products sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The company is pre-revenue and did not recognized any revenues as of December 31, 2019 and 2018.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

VLISO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. As of December 31, 2019, and 2018, the company has currently issued 8,000,000 shares of our common stock for a value of $80.

4.   DEBT

Shareholder Loan

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company's at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. The company is not expected to pay back the loan until it generates enough income to run its day to day operations. The entire loan has been classified as non-current.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 3,818	$ (4,166)
Valuation Allowance	(3,818)	4,166
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (10,711)	$ (10,363)
Valuation Allowance	10,711	10,363
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019 and December 31, 2018. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had approximately $7,574 of federal net operating loss ("NOL") carryforwards of pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Since the Company is not profitable, we have assessed full valuation allowance against deferred tax assets.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed. The company has not filed taxes since inception.

6.   RELATED PARTY

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company's at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. The company is not expected to pay back the loan until it generates enough income to run its day to day operations.

7.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 17, 2019, the company entered a month to month lease agreement with Columbis Turnstyle LLC, in the the amount of $1,200. As of December 31, 2019, the company's rent expense was in the amount of $9,600.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, and December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 16, 2020, the date the financial statements were available to be issued.

Subsequent to December 31,2019, the Company continued to sell 169,841 Common Stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $61,839.23 and had a subscription receivable of $21,606.48 related to the sale of these shares as April 14, 2020. In connection with this offering, the Company incurred offering costs of $16,668.71, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $36,065 and $34,894 as of December 31, 2019 and 2018.

VLISO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.